UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File No. 001-35761

United Insurance Holdings Corp.
(Exact name of registrant as specified in its charter)

800 2nd Avenue South
St. Petersburg, Florida 33701
(727) 895-7737
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Preferred Share Purchase Rights 1
(Title of each class of securities covered by this Form)
Common Stock, par value $0.0001 per share
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

1 The Series A Junior Participating Preferred Share Purchase Rights expired on January 10, 2018, in accordance with the terms of the Rights Agreement, dated as of July 20, 2012, between United Insurance Holdings Corp. and American Stock Transfer & Trust Company, LLC, as rights agent, as amended by the First Amendment on August 17, 2016, and by the Second Amendment on January 10, 2018.

Approximate number of holders of record as of the certification or notice date: ☐
Pursuant to the requirements of the Securities Exchange Act of 1934, United Insurance Holdings Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

UNITED INSURANCE HOLDINGS CORP.
January 12, 2018	By:	/s/ B. Bradford Martz
B. Bradford Martz, Chief Financial Officer (principal financial officer)